UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Liberty Media Corporation

(Name of Issuer)

Series A Liberty Entertainment common stock, par value $.01 per share; and

Series B Liberty Entertainment common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Entertainment common stock: 53071M500; and

Series B Liberty Entertainment common stock: 53071M609

(CUSIP Number)

Larry D. Hunter, Esq.

The DIRECTV Group, Inc.

2230 East Imperial Highway

El Segundo, California 90245

(310) 964-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

November 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

CUSIP No. 53071M500 53071M609

1	Names of Reporting Persons The DIRECTV Group, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person CO

This Amendment No. 1 amends the Schedule 13D filed on May 15, 2009 (the “Schedule 13D”).  The irrevocable proxy granted to The DIRECTV Group, Inc. (the “Reporting Person”) for 3,125,935 shares of Series A Liberty Entertainment common stock and 21,806,160 shares of Series B Liberty Entertainment common stock has been terminated in accordance with its terms.  Consequently, the Reporting Person is no longer the beneficial owner of any shares of common stock of the Issuer.  Accordingly, this Amendment No. 1 is the Reporting Person’s final amendment to Schedule 13D and is an exit filing.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On November 19, 2009, the Issuer consummated the split-off and the parties to the Agreement and Plan of Merger, dated as of May 3, 2009, and as amended as of July 29, 2009 and October 2, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (the “Merger Agreement”) consummated the transactions contemplated by the Merger Agreement.  As a result, pursuant to the terms of the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, and as amended as of July 29, 2009 and October 2, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Mr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A, the proxy granted to the Reporting Person was terminated on the effective date of the split-off.  Consequently, the Reporting Person is no longer the beneficial owner of any shares of common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b)                    The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.  As of November 19, 2009, the Reporting Person owns no shares of Common Stock.  Except as set forth on Schedule 1, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of LMDIA or LMDIB.

(c)                                                             Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has acquired or disposed of any shares of Common Stock in the past 60 days.

(d)                                                            Not applicable.

(e)                                                             November 19, 2009

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated:  November 25, 2009

THE DIRECTV GROUP, INC.

By:	/s/ Keith U. Landenberger
Name: Keith U. Landenberger
Title: Senior Vice President

SCHEDULE 1

Directors and Executive Officers of The DIRECTV Group, Inc.

The name, residence or business address, present principal occupation or employment, citizenship and beneficial ownership of Liberty equity securities of the directors and executive officers of The DIRECTV Group, Inc. are set forth below.  Information regarding the Beneficial Ownership of Liberty Securities, Percent of Class and Voting Power with respect to Mr. John C. Malone and Mr. Gregory B. Maffei is obtained from the Liberty Proxy Statement dated as of October 20, 2009.

Name and Position with The DIRECTV Group, Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of The DIRECTV Group, Inc.	Beneficial Ownership of Liberty Securities	Percent of Class (%)	Voting Power of LMDIA and LMDIB as one class (%)

Neil R. Austrian, Director	22 Ballwood Road Old Greenwich, CT 06870 Citizen of the United States.	Private Investor	—	—	—

Ralph F. Boyd, Jr., Director	Freddie Mac 8250 Jones Branch Drive MS A4A McLean VA 22102 Citizen of the United States.	Executive Vice President/Community Relations, Federal Home Loan Mortgage Corporation	—	—	—

Chase Carey, Director	New Corporation 1171 Avenue of the Americas New York, NY 10036 Citizen of the United States.	Deputy Chairman, President and Chief Operating Officer of News Corporation	LMDIA 4,420(9)	*	*

Paul A. Gould, Director	Allen & Company, LLC 711 Fifth Avenue New York, NY 10022 Citizen of the United State	Managing Director, Allen & Company, LLC	LMDIA: 496,696 LMDIB: 120,068

Charles R. Lee, Director	Verizon Communications 375 Park Avenue, Suite 2405 New York, NY 10152 Citizen of the United	Retired Chairman and Co-Chief Executive Officer, Verizon Communications, Inc.	—	—	—

Name and Position with The DIRECTV Group, Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of The DIRECTV Group, Inc.	Beneficial Ownership of Liberty Securities	Percent of Class (%)	Voting Power of LMDIA and LMDIB as one class (%)

States.

Peter A. Lund, Director	236 Locha Drive, Jupiter, FL 33458 Citizen of the United States.	Private Investor and Former President and Chief Executive Officer of CBS, Inc.	—	—	—

Gregory B. Maffei, Director	Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112 Citizen of the United States.	Chief Executive Officer and President, Liberty Media Corporation	LMDIA 2,240,000 (2)(4)(5)	*	*

John C. Malone, Chairman of the Board, Director	Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112 Citizen of the United States.	Chairman of the Board, Liberty Media Corporation and Liberty Global, Inc.	LMDIA 3,369,000(1)(2)(3)(4)(5)(6)(7)	*	33.9
			LMDIB 24,463,000(1)(5)(6)(8)	92.8

Nancy S. Newcomb, Director	130 West 79th Street, Suite 10A New York, NY 10024 Citizen of the United States.	Retired Senior Corporate Officer, Citigroup, Inc.	—	—	—

Haim Saban, Director	Saban Capital Group, Inc. 10100 Santa Monica Blvd. Los Angeles, CA 90067 Dual citizen of the United States and Israel.	Chairman and Chief Executive Officer, Saban Capital Group, Inc.	—	—	—

Michael D. White, Director	Pepsico International 700 Anderson Hill Road	Chief Executive Officer, PepsiCo International	—	—	—

Name and Position with The DIRECTV Group, Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of The DIRECTV Group, Inc.	Beneficial Ownership of Liberty Securities	Percent of Class (%)	Voting Power of LMDIA and LMDIB as one class (%)

	Purchase, NY 10577 Citizen of the United States.	Vice Chairman, PepsiCo

Bruce B. Churchill, Executive Vice President, President and Chief Executive Officer of DIRECTV Latin America, LLC and President—New Ventures	The DIRECTV Group, Inc. One Rockefeller Plaza New York, NY 10020 Citizen of the United States.		—	—	—

Patrick T. Doyle, Executive Vice President and Chief Financial Officer	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.		LMDIA 2,000	*	*

Larry D. Hunter, Chief Executive Officer	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.		—	—	—

Michael W. Palkovic, Executive Vice President—Operations	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.		—	—	—

Romulo Pontual, Executive Vice President and Chief Technology	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245		—	—	—

Name and Position with The DIRECTV Group, Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of The DIRECTV Group, Inc.	Beneficial Ownership of Liberty Securities	Percent of Class (%)	Voting Power of LMDIA and LMDIB as one class (%)

Officer	Citizen of Brazil.

J. William Little, Senior Vice President and Treasurer	The DIRECTV Group, Inc. One Rockefeller Plaza New York, NY 10020 Citizen of the United States.		—	—	—

John Murphy, Senior Vice President, Controller and Chief Accounting Officer	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.		—	—	—

* Less than one percent.

(1)                  Includes 301,008 LMDIA shares and 681,884 LMDIB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2)                  Includes shares held in the Liberty 401(k) Savings Plan as follows:

LMDIA
John C. Malone	1,318
Gregory B. Maffei	4,779

(3)                  Includes 660 LMDIA held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(4)                  Includes restricted shares, none of which is vested, as follows:

LMDIA
John C. Malone	251,419
Gregory B. Maffei	341,260

(5)                  Includes beneficial ownership of shares that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after March 31, 2009.  Mr. Malone has the right to convert the options to purchase LCAPB shares, LINTB shares and LMDIB shares into options to purchase LCAPA shares, LINTA shares and LMDIA shares, respectively.

	LMDIA	LMDIB
John C. Malone	508,629	2,657,080
Gregory B. Maffei	1,894,300	—

(6)                  Includes 102,800 shares of LMDIA and 367,156 shares of LMDIB held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the trusts and has disclaimed beneficial ownership of the shares held by the trusts.

(7)                  Includes 2,644,407 shares of LCAPA, 2,603,425 shares of LINTA and 2,187,098 shares of LMDIA pledged to Fidelity Brokerage Services, LLC (Fidelity) in connection with a margin loan facility extended by Fidelity to Mr. Malone.

(8)                  For more information about agreements in respect of certain of these shares, please see Item 6 of the Schedule 13D filed on May 15, 2009.

(9)                  Includes 3,980 shares held by Charles G. Carey 2002 Trust, 376 shares held by Charles. G Carey IRRA, 40 shares held by Charles G. Carey SEP, 12 shares held by Wendy G. Carey c/f Steven Carey and 12 shares held by Wendy G. Carey c/f Tara Casey.

Exhibit Index

Exhibit No.	Description

1

Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009).

2.

Amendment No. 1, dated as of July 29, 2009, to the Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on July 30, 2009).

3.

Amendment No. 2, dated as of October 2, 2009, to the Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on October 2, 2009).

4.

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Mr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009).

5.

Amendment No. 1, dated as of July 29, 2009, to the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on July 30, 2009).

6.

Amendment No. 2, dated as of October 2, 2009, to the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on October 2, 2009).